[Reference Translation]

August 7, 2026

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Kenta Kon, President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning Determination of Disposal Price, etc. for Disposition of

Treasury Stock under the Share-Based Compensation Plan for Employees

Toyota Motor Corporation (“TMC”) hereby announces that, with respect to the disposition of treasury stock under the share-based compensation plan for employees (the “Disposition of Treasury Stock”) based on the decision dated August 4, 2026 (the “Disposal Determination Date”), the disposal price, etc. were determined today, as described below. For details of the Disposition of Treasury Stock, please refer to the “Notice Concerning the Disposition of Treasury Stock under the Share-Based Compensation Plan for Employees” dated August 4, 2026.

1. Outline of the Determined Disposal Price, etc.

(1)	Disposal price	2,983.5 yen per share

(2)	Total value of the disposal	3,444,152,400 yen

2. Basis and Specifics of the Calculation of the Disposal Price

The disposal price was determined in accordance with the method announced in the “Notice Concerning the Disposition of Treasury Stock under the Share-Based Compensation Plan for Employees” dated August 4, 2026. As described therein, on August 4, 2026, TMC disclosed its financial results for the first quarter of the fiscal year ending March 31, 2027, and announced the acquisition of treasury stock and a revision to its earnings forecasts. Accordingly, in order to reflect the impact of such disclosures and announcements on the market price of its shares and to give consideration to the interests of existing shareholders, TMC compared (i) 2,963.5 yen, the closing price of its common stock on the Tokyo Stock Exchange, Inc. on August 3, 2026, with (ii) 2,983.5 yen, the closing price on the business day immediately preceding August 7, 2026 (the “Condition Determination Date”), and has determined the greater amount, 2,983.5 yen, as the disposal price on the Condition Determination Date.

This method of determining the disposal price of treasury stock is a reasonable method in consideration of the interests of existing shareholders. In addition, the disposal price is determined to be the same as the market share price. Therefore, TMC considers this method highly objective and reasonable as a basis for calculation, and considers that the disposal price does not constitute a particularly favorable price.

END